Mail Stop 4561

December 2, 2008

Ms. Julia A. Stewart
Chairman and Chief Executive Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re: DineEquity, Inc.**
> **Form 10-Q for the Quarterly Period ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 001-15283**

Dear Ms. Stewart:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period ended September 30, 2008

Consolidated Statements of Operations, page 3

1.   Tell us the amount of "closure cost" included in the "impairment and closure charges" line-item on this statement. Your disclosure appears to indicate that all of these charges represent impairment charges. In this regard, explain why you believe that this caption is appropriately titled. In addition, explain whether the impairment charges relate only to those properties subjected to the sale-leaseback

transactions. If so, explain why other properties did not experience a similar impairment charge.

2. Tell us the nature of your discontinued operations. In addition, tell us your considerations of providing footnote disclosure of your discontinued operations pursuant to SFAS 144.

Notes to Consolidated Financial Statements

2. Basis of Presentation, page 5

3. We note that you disclose in your 2007 Form 10-K a concentration of credit risk in receivables from your franchisees and distributors. Indicate whether this credit risk has changed significantly since your year-end. In this regard, tell us your consideration of the disclosures outlined in paragraphs 20 to 24 of SOP 94-6.

4. Business Acquisition, page 7

4. We note you utilized a capitalization rate to fair value your entire portfolio of properties. Explain why there is a several month lag in reporting this rate and indicate the rate utilized in the preliminary allocation. Tell us the reasons for the significant change in the fair value of your properties due to using a different rate. That is, describe why the rate changed. In addition, describe the effect of the change on previously recognized depreciation and amortization expense.

5. Impairment of Long-Lived Assets, page 8

5. We note your goodwill balance is 22.6% of your total assets at September 30, 2008. We further note the following items:

- We note your disclosure on page 8, that during the three-month period ended September 30, 2008, you recorded an impairment charge of $26.8 million related to Applebee's properties which you cite primarily resulted from a continuing deterioration in credit markets in general and a decline in operating results of Applebee's company-operated restaurants expected to be franchised in particular geographic areas.

- You disclose on page 29 that Company-owned Applebee's domestic sales percentage decreased 9.3% and domestic same-store sales percentage decreased 3.1% in the three months ended September 30, 2008, respectively.

- Your stock price has significantly decreased since your acquisition of Applebee's and through the quarter ended September 30, 2008.

In light of the factors noted above, please advise us whether you have performed an interim impairment test of your goodwill in the quarterly period ended September 30, 2008. If not, please explain how you concluded that an impairment test is not necessary. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2 discussed in paragraphs 19 through 22 of SFAS 142, if applicable. Indicate how you determine and identify a reporting unit and indicate how you determine the fair value for each reporting unit. Describe how you consider your market capitalization when testing for impairment.

6.   Provide your analysis under paragraphs 16 to 17 of SFAS 142 regarding the Applebee Trademark that was classified as an indefinite life intangible asset. Your response should address each reporting period during the current year as well as the period subsequent to your most recent Form 10-Q. Indicate how you determine fair value for this intangible asset.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Restaurant Concepts, page 17

7.   We note on page 18 that you amended development agreements with some of your franchisees "due to changes in market conditions and concerns about possible new unit performance in specific markets." Please tell us, if material, what consideration you gave to discussing the changed market conditions as well as the specific markets with which you are concerned and the nature of the amendments you have had to make in light of such market conditions. To the extent these market conditions constitute trend information, they should be discussed in material detail.

Results of Operations, page 30

8.   You state in your discussion of Company Restaurant Operations on page 31 that you experienced declines in guest traffic at Applebee's for the three months ended September 30, 2008 despite value promotion programs. We note that you have not included a discussion of the factors contributing to declining guest traffic or the extent to which management believes the declines are, for example, temporary, seasonal or due to general worsening economic conditions. Please tell us how you considered Item 303(a)(3)(i) and (ii) of Regulation S-K with regard to describing known trends, events and uncertainties.

Liquidity and Capital Resources, page 32

9. We note your disclosure on page 32 that during the first nine months of 2008, you completed the franchising of 26 company-operated Applebee's restaurants in California and three company-operated Applebee's restaurants in Delaware. We further note your disclosure on page 18 that you are pursuing a strategy to transition from your current 76% franchised system to an approximately 98% franchised system. Tell us and disclose in future filings how this strategy affects your cash management needs in terms of managing your long-term debt and your operational needs. For example, since you have more company-owned stores than you have had in the past, indicate the impact of this on your cash management needs because those stores will require more capital and financing resources than the franchised stores. Also, indicate how your cash needs will be affected if you are unable to sell company-owned stores or those stores are sold for less than anticipated.

Debt Instruments and Related Covenants, page 34

10. We note you disclose that as of September 30, 2008, you were in compliance with all covenants and restrictions related to your debt instruments. In light of your significant debt balance, indicate your consideration of expanding these disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with all covenants and restrictions. In addition, please expand your future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants (e.g., failure of a significant franchisee). Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Exhibits 31.1 and 31.2

11. We note that the lead sentence of the certifications includes the titles of the certifying officers. Please note that the certifications must be provided in the exact form set forth in Item 601(b)(31). Please confirm your understanding of the form requirements and provide us with a representation that you will conform your disclosure in future filings. Please note that this comment also relates to your Forms 10-Q for the Periods Ended March 31 and June 30, 2008.

* * * * * * *

Ms. Julia A. Stewart
DineEquity, Inc.
December 2, 2008
Page 5

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief